SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For August 2022
Commission File Number 0-28800
______________________
DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue

and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden

Park
South Africa, 1709
( Address of principal executive offices )
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40- F.
Form 20-F ☑

Form 40-F
☐
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-
2(b) under the Securities Exchange Act of 1934.
Yes ☐

No
☑
If ''Yes''

is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of August 2022, incorporated by reference herein:
Exhibit

99.1

Release

dated

August

24,

2022,

“CONDENSED

CONSOLIDATED

REVIEWED
PROVISIONAL

RESULTS

FOR

THE

YEAR

ENDED

30

JUNE

2022

AND

CASH
DIVIDEND DECLARATION

”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: August 24, 2022

By: /s/ Riaan Davel

Name: Riaan Davel

Title: Chief Financial Officer

DRDGOLD LIMITED
(Incorporated in the Republic of South

Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
NYSE trading symbol: DRD
(“ DRDGOLD ” or the “ Company ”)
CONDENSED CONSOLIDATED REVIEWED PROVISIONAL

RESULTS FOR THE YEAR ENDED 30 JUNE

2022
AND CASH DIVIDEND DECLARATION
INTRODUCTION
The contents

of this short

form announcement

are the responsibility

of the board

of directors

of DRDGOLD

(“
Board ”).
Shareholders are advised that this short form announcement represents a summary of the information contained in
the full announcement and does

not contain full or complete

details.

Any investment

decisions by

investors and/or

shareholders should therefore

be based

on consideration of

the full
announcement, accessible via

the JSE Limited (“
JSE ”) link at
https://senspdf.jse.co.za/documents/2022/JSE/ISSE/DRD/AFS_FY2022.pdf and also available for viewing

on the
Companies’

website at https://www.drdgold.com/downloads/send/116-results-for-the-year-ended-30-june-2022/263-
results-booklet-for-the-year-ended-30-june-2022 .
A copy of the

full announcement is available for inspection at

DRDGOLD’s registered office and at the

offices of its
sponsor

at

no

charge

during

normal

business

hours

on

Mondays

to

Fridays

from

today,

24 August 2022.
KEY FINANCIAL RESULTS SUMMARY
Year ended

30 June 2022
Year ended

30 June 2021
% Change
Revenue – R million 5,118.5 5,269.0 (3%)
Operating profit – R million 1,685.1 2,170.7 (22%)
Earnings per share – South African

(“
SA ”)
cents per share (“ cps ”)
131.2 168.4 (22%)
Headline earnings per share –

SA cps
130.7 168.4 (22%)
Final dividend – SA cps 40 40 -
The

condensed consolidated

provisional financial

statements for

the

year ended

30 June

2022

have been

reviewed, in
accordance

with

the

International

Standard

on

Review

Engagements

(ISRE)

2410,

by

KPMG

Inc.

who

expressed

an
unmodified review conclusion.
DIVIDEND
The Board has declared a final cash dividend

of 40 SA cps for the year ended

30 June 2022

as follows:
●

the dividend has been declared

out of income reserves;
●

the local Dividend Withholding

Tax

rate is 20% (twenty per cent);
●

the

gross

local

dividend

amount

is

40

SA

cents

per

ordinary

share

for

shareholders

exempt

from

Dividend
Withholding Tax;
●

the

net

local

dividend

amount

is

32

SA

cents

per

ordinary

share

for

shareholders

liable

to

pay

Dividend
Withholding Tax;
●

DRDGOLD currently has 864,588,711 ordinary shares in

issue (which includes 6,612,266

treasury shares); and
●

DRDGOLD’s income tax reference number

is 9160/013/60/4.

In

compliance

with

the

requirements

of

Strate

Proprietary

Limited

(“
Strate
”)

and

the

JSE

Limited

Listings
Requirements,

given

the

Company’s

primary

listing

on

the

exchange

operated

by

the

JSE,

the

salient

dates

for
payment of the dividend are as follows:
●

last date to trade ordinary shares
cum
-dividend: Tuesday,

20 September 2022;
●

ordinary shares trade
ex
-dividend: Wednesday,

21 September 2022;
●

record date: Friday,

23 September 2022; and
●

payment date: Monday, 26 September 2022.
On

payment

date,

dividends

due

to

holders

of

certificated

securities

on

the

SA

share

register

will

either

be
electronically transferred

to such shareholders’

bank accounts or, in the

absence of suitable

mandates, dividends

will
be held in

escrow by the

Company until suitable mandates are received to

electronically transfer dividends to such
shareholders.
Dividends in

respect of dematerialised

shareholdings

will be

credited to

such shareholders’

accounts with

the relevant
Central Securities Depository Participant

(CSDP) or broker.

To

comply

with

the

further

requirements

of

Strate,

between

Wednesday,

21

September

2022

and

Friday,
23 September 2022,

both days inclusive,

no transfers

between the

SA share register

and any other

share register

will
be permitted and no ordinary shares

pertaining to the SA share

register may be dematerialised

or rematerialised.
The

currency

conversion

date

for

the

Australian

and

United

Kingdom

share

registers

will

be

Monday,
26 September 2022.

The holders of American Depositary

Receipts (“
ADRs
") should confirm dividend

details with the depository bank.
Assuming an

exchange rate

of R17.00/$1,

the net

dividend payable on

an ADR

is equivalent

to

19 United

States
cents for ADR holders liable

to pay dividend withholding tax.

However, the actual rate of payment will depend

on the
exchange rate on the date for currency

conversion.
On behalf of the Board
TJ Cumming

DJ Pretorius
Non-Executive Chairman

Chief Executive Officer
Johannesburg

24 August 2022
DIRECTORS - (
#
Independent) (^Lead Independent)
Executives:
DJ (Niël) Pretorius (Chief Executive

Officer)
AJ (Riaan) Davel (Chief Financial

Officer)
Non-Executives:
TJ Cumming (Non-Executive Chairman);

EA Jeneker
#
^; JA Holtzhausen
#
, TVBN Mnyango
#
, JJ Nel
#
,

KP Lebina
#
, CD Flemming
#
Company Secretary:
E Beukes

Media and Investor Relations:
For further information, contact Jane

Kamau at:

Tel:

(+27) (0)11 880 3924
Website: http://www.drdgold.com
Registered Office:
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground

Floor

Weltevreden Park, 1709
South Africa
Sponsor:
One Capital
17 Fricker Road, Illovo, 2196